UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CONVERGEONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

212481 113

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6227

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mehdi Khodadad, Esq.

John T. McKenna, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$10,723,500	$1,336

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 8,936,250 warrants to purchase common stock at the tender offer price of $1.20 per warrant.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,057	Filing Party:	ConvergeOne Holdings, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	February 26, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by ConvergeOne Holdings, Inc. (the “Company” or “ConvergeOne” or “we”, “us” or “our”) with the Securities and Exchange Commission (the “SEC”) on February 26, 2018. The Schedule TO relates to ConvergeOne’s offer to purchase for cash up to 8,936,250 of ConvergeOne’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $0.95 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $8,489,438. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated February 26, 2018 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of was filed as Exhibit (a)(1)(B) to the Schedule TO and which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11, and Item 12, of the Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

On March 23, 2018, the Company issued a press release announcing the extension of the Offer to Purchase to 5:00 p.m., New York City time, on April 13, 2018 and an increase in the offer price to $1.20 per warrant. A copy of the press release is filed as Exhibit 99.1 to the concurrently filed Current Report on Form 8-K and is incorporated herein by reference. The Offer to Purchase and this Schedule TO are hereby amended by replacing all occurrences of “12:00 a.m., New York City time, at the end of the day on March 23, 2018” and similar references to the expiration date with “5:00 p.m., New York City time, on April 13, 2018”. The Offer to Purchase and this Schedule TO are hereby further amended by replacing all occurrences of “$0.95 per warrant” and similar references to the offer price to “$1.20 per warrant”.

Items	1 through 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented as follows:

1. The answer under the section “Summary Term Sheet and Questions and Answers—The Offer—Is there a maximum number of Warrants that I may tender?” on page 2 of the Offer to Purchase is hereby deleted and replaced with the following:

“No. We currently intend to purchase any and all Warrants properly tendered but, we may elect to purchase none of the Warrants only in the event that we terminate the offer due to a failure to satisfy a condition to the offer. If we elect to purchase any of the Warrants validly tendered, we will purchase all of the Warrants validly tendered. See “The Offer—Section 1. Number of Warrants; Purchase Price.””

2. The fourth paragraph under the section “The Offer—Section 1. Number of Warrants; Purchase Price—Number of Warrants” on page 7 of the Offer to Purchase is hereby deleted and replaced with the following:

“The Offer is not conditioned on any minimum number of Warrants being tendered. The Offer is, however, subject to certain other conditions. See “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer” and “The Offer—Section 6. Conditions of the Offer.” We may elect to purchase none of the Warrants tendered to us only in the event that we terminate the offer due to a failure to satisfy a condition to the offer. If we elect to purchase any of the Warrants validly tendered to us, we will purchase all of the Warrants validly tendered.”

3. The answer under the section “Summary Term Sheet and Questions and Answers—The Offer—Until what time can I withdraw previously tendered Warrants?” on page 3 of the Offer to Purchase is hereby deleted and replaced with the following:

“You may withdraw your tendered Warrants at any time before the Expiration Date unless accepted for payment by us pursuant to the Offer. See “The Offer—Section 4. Withdrawal Rights.”

4. The first paragraph under the section “The Offer—Section 3. Procedures for Tendering Warrants—Tendering Warrant Holders’ Representations and Warranties; Tender Constitutes an Agreement” on page 10 of the Offer to Purchase is hereby deleted in its entirety.

5. The fourth paragraph under the section “The Offer—Section 3. Procedures for Tendering Warrants—Tendering Warrant Holders’ Representations and Warranties; Tender Constitutes an Agreement” on pages 10 and 11 of the Offer to Purchase is hereby deleted and replaced with the following:

“A tender of Warrants made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering Warrant holder that: (i) the Offer is discretionary and may be extended, modified, suspended or terminated by us as provided herein; (ii) such Warrant holder is voluntarily participating in the Offer; (iii) the future value of the Warrants is unknown and cannot be predicted with certainty; (iv) such Warrant holder has received this Offer to Purchase; (v) such Warrant holder is not relying on the Company, the Information Agent or the Depositary for tax or financial advice with regard to how the Offer will impact the tendering Warrant holder’s specific situation; (vi) any foreign exchange obligations triggered by such Warrant holder’s tender of Warrants or receipt of proceeds are solely his, her or its responsibility; and (vii) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of Warrants, such Warrant holder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of Warrants shall authorize us to withhold all applicable Tax Items potentially payable by a tendering Warrant holder. Our acceptance for payment of Warrants tendered pursuant to the Offer will constitute a binding agreement between the tendering Warrant holder and us upon the terms and subject to certain conditions of the Offer.”

6. The following paragraph is hereby inserted at the end of the section “The Offer—Section 4. Withdrawal Rights” on page 11 of the Offer to Purchase:

“Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act.”

7. The penultimate bullet point on page 4 of the Letter of Transmittal, a revised copy of which is attached as Exhibit (a)(1)(B), is hereby deleted and replaced with the following:

“to the extent permissible under applicable laws, releases and discharges the Company from any and all claims that the undersigned may have now or in the future arising out of or related to the Warrants tendered hereby, other than payment of the Purchase Price; and”.

8. The seventh and eighth bullet points on page 5 of the Letter of Transmittal, a revised copy of which is attached as Exhibit (a)(1)(B), are hereby deleted in their entirety.

9. The following paragraph is hereby inserted after the fifth paragraph under the heading “Risk Factors” on page 5 of the Offer to Purchase:

“If the Nasdaq Capital Market delists the Warrants investors’ ability to transact in our Warrants could be limited and adversely impacted.

The Warrants are traded and listed on the Nasdaq Capital Market under the symbol “CVONW.” Following the completion of the Business Combination, ConvergeOne was required to submit to Nasdaq data regarding round lot holders of its common stock and warrants. Based on ConvergeOne’s review of such data, it has preliminarily concluded that its warrants do not meet the minimum 400 round lot holder requirement for listing as set forth in Nasdaq Listing Rule 5515(a)(4). Although Nasdaq is still reviewing the data, ConvergeOne expects Nasdaq will issue a delisting notice. If ConvergeOne receives a delisting notice from Nasdaq, it currently does not intend to appeal such delisting determination. If Nasdaq delists the Warrants, investors could face limited availability for market quotations for the Warrants and reduced liquidity with respect to the Warrants.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(B)	Press Release, dated March 23, 2018, titled “ConvergeOne Holdings, Inc. Announces Important Information with Respect to Previously Announced Cash Tender Offer for its Warrants and Possible Delisting of its Warrants from the Nasdaq Capital Market” (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ConvergeOne on March 23, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

ConvergeOne Holdings, Inc.

By:	/S/ JOHN A. MCKENNA, JR.
	Name:	John A. McKenna, Jr.
	Title:	President and Chief Executive Officer